Exhibit 21.1

List of Subsidiaries of OMNOVA Solutions Inc.(1)

The following is a list of the subsidiaries of OMNOVA Solutions Inc., an Ohio corporation (the “Corporation”) as of November 30, 2007. The common stock of OMNOVA Wallcovering (USA), Inc., OMNOVA Wallcovering (UK) Limited, OMNOVA Performance Chemicals (UK) Ltd. and Muraspec N.A. LLC is wholly owned, directly or indirectly, by the Corporation. CPPC—Decorative Products Company Limited and CG—OMNOVA Decorative Products (Shanghai) Co., Ltd. are unconsolidated joint ventures in which the Corporation has a 50.1% ownership interest.

Name of Corporation	State of Incorporation

OMNOVA Wallcovering (USA), Inc.	Ohio
OMNOVA Wallcovering (UK), Limited	United Kingdom limited company
OMNOVA Performance Chemicals (UK) Ltd.	United Kingdom limited company
Muraspec N.A. LLC	Delaware limited liability company
CPPC—Decorative Products Company Limited	Thailand limited company
CG—OMNOVA Decorative Products (Shanghai) Co., Ltd	Chinese wholly foreign owned enterprise

(1)	The Corporation also controls, directly or indirectly, thirteen other companies that, in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined in Rule 1-02 (w) of Regulation S-X.